Filed by First Union Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Wachovia Corporation
                                       Commission File No. 1-9021

                                       Date: May 18, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important  information.  You  will  be  able  to  obtain  a  free  copy  of  the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

         First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

THE FOLLOWING IS A TRANSCRIPT OF A SPEECH BY KEN THOMPSON AT A PRUDENTIAL SECURITIES-SPONSORED CONFERENCE HELD ON MAY 17, 2001

         >>MIKE: NUMBER ONE, BEFORE FIRST UNION BEGINS, THIS IS THE PRUDENTIAL FINANCIAL CONFERENCE IN WASHINGTON, D.C.
         WE'RE ABOUT TO HEAR FROM THE FIRST UNION CEO.
         BEFORE FIRST UNION BEGINS, LET ME REMIND YOU THAT ANY STATEMENTS MADE DURING HIS PRESENTATION ARE SUBJECT TO RISKS AND UNCERTAINTIES AND FACTORS THAT COULD CAUSE THEIR STATEMENTS TO DIFFER MATERIALLY FROM FORWARD-LOOKING STATEMENTS ARE IN FIRST UNION'S REPORTS FILED WITH THE SEC, INCLUDING FIRST UNION'S REGISTRATION STATEMENT ON FORM S-4 RELATED TO THE PROPOSED MERGER WITH WACHOVIA.
         PLEASE READ THAT DOCUMENT FILED WITH THE SEC WHICH CONTAINS INFORMATION ABOUT CERTAIN PARTICIPANTS IN THE PROXY.
         THESE CAN BE OBTAINED FOR FREE AT THE SEC'S WEBSITE OR FROM FIRST UNION AND WACHOVIA AND I'M SURE, ELSEWHERE.
         HAVING DONE THE DIRTY WORK, KEN THOMPSON, THANK YOU VERY MUCH FOR BEING HERE TODAY.
         KEN HAS BEEN WITH FIRST UNION FOR ABOUT A QUARTER OF A CENTURY, AND HE'S SEEN A LOT.
         HE'S WORKED HIS WAY UP THROUGH THE CAPITAL MARKET SIDE OF THE BUSINESS. HE HAS BEEN A DRIVER IN WHAT IS CONSIDERED THE NEW ERA OF FIRST UNION. BEING IN WASHINGTON, D.C., KEN, I GUESS I WILL BE A POLITICIAN HERE,
AND I WILL SAY I KNOW YOU'RE IN THE MIDDLE OF THE BATTLE. MAY THE BEST BANK WIN.

         >>KEN: THANK YOU, MIKE.
         I HOPE THE SAME THING.
         I WANT TO THANK CHUCK AND MIKE FOR INVITING US HERE TODAY.
         IT'S OUR PLEASURE TO BE HERE.
         I'M JOINED BY BOB KELLY, CHIEF FINANCIAL OFFICER AT FIRST UNION.
         AND I WANT TO ASK MIKE AND CHUCK'S FORGIVENESS BECAUSE I'M NOT GOING TO TALK TODAY MUCH ABOUT EVOLUTION OF FINANCIAL SERVICES INDUSTRY.
         YOU GOT AN EXPERT IN GENE LUDWIG WHO IS HERE, AND I COULDN'T ADD MUCH TO WHAT HE WOULD SAY ANYWAY.
         BUT WHAT I WANT TO TALK ABOUT IS PROBABLY MAYBE WHAT'S MORE IMPORTANT, AND THAT IS FIRST UNION'S PROPOSED MERGER WITH WACHOVIA, AND THE HOSTILE OFFER

THAT'S BEEN MADE BY SUNTRUST BANK.

         ALONG THE WAY, WHAT I WOULD LIKE TO DO IS SET THE RECORD STRAIGHT IN SOME STATEMENTS THAT HAVE BEEN MADE THAT WE BELIEVE ARE MISLEADING AND THAT HAVE APPEARED IN ANALYSTS' REPORTS AND THE PRESS OVER THE LAST FEW DAYS.

         WE BELIEVE OUR MERGER OF EQUALS WITH WACHOVIA IS TRULY A NEW-AGE TRANSACTION, AS IT'S BEEN DESCRIBED BY ONE PARTICULAR ANALYST. WHEN WE ARE COMBINED, FIRST UNION AND WACHOVIA, WHAT YOU WILL SEE IS A NEW COMPANY. ONE THAT HAS COMBINED THE BEST TALENT, THE BEST PRODUCTS AND SERVICES, THE BEST PROCESSES AND THE BEST TECHNOLOGY AND CREATED A PLATFORM THAT WILL RAPIDLY LEAD TO ENHANCED REVENUE AND EARNINGS GROWTH.

         WE DIDN'T INCLUDE REVENUE GROWTH IN OUR ASSUMPTIONS WHEN WE PRESENTED IT APRIL 16th IN NEW YORK, BUT LET ME GIVE YOU TWO THOUGHTS OF WHAT WE EXPECT THAT GROWTH TO COME FROM.

         FIRST, WE ANTICIPATE THE ANNUAL REVENUE IMPACT OF LEVERAGING WACHOVIA'S SERVICE MODEL WITH OUR SALES PRODUCTIVITY, AND WE THINK THAT WILL BE DRAMATIC. FOR INSTANCE, THE REDUCTION OF JUST 1% OF CUSTOMER ATTRITION WILL ABSORB $100 MILLION OR MORE IN ANNUAL REVENUE GROWTH.

         SECOND, WACHOVIA CURRENTLY HAS FEW LICENSED BRANCH EMPLOYEES IN THEIR BRANCHES. THAT IS SERIES 6 AND SERIES 7 SELLING FINANCIAL PRODUCTS. WE ANTICIPATE AFTER THE MERGER IS CONSUMMATED LICENSING APPROXIMATELY A THOUSAND EMPLOYEES AND WHEN WE GET WACHOVIA PRODUCTION TO THE LEVEL OF FIRST UNION BRANCHES, THAT'S ANOTHER $30 MILLION A YEAR IN ANNUAL REVENUE.

         IN TOTAL, WE EXPECT BUT ARE NOT COUNTING IN OUR PROJECTIONS THOSE REVENUE ENHANCEMENTS ONCE THESE BEST PHILOSOPHIES ARE IMPLEMENTED.

         SUNTRUST HAS WRITTEN A LOT OF THINGS OVER THE PAST FEW DAYS, BUT THEY HAVE NOT ADDRESSED WHAT WE STRONGLY BELIEVE IS THE MOST IMPORTANT FACTOR IN OUR DEAL, AND THAT IS SHAREHOLDER EARNINGS ACCRETION.

         USING THEIR NUMBERS, THE ACCRETION TO WACHOVIA SHAREHOLDERS TO THEIR HOSTILE ATTEMPT IS LESS THE ACCRETION PROVIDED IN THE FIRST UNION-WACHOVIA MERGER.

         WE PROJECT CASH EARNINGS PER SHARE ACCRETION TO

THE WACHOVIA SHAREHOLDERS OF 15% IN 2002, 17% IN 2003, AND 20% IN 2004. THAT COMPARES WITH CASH EARNINGS PER SHARE ACCRETION TO WACHOVIA SHAREHOLDERS IN THE HOSTILE ATTEMPT OF 3% IN 2002, 5% IN 2003, AND 9% IN 2004. THAT DOESN'T LEAVE A LOT OF ROOM FOR A MARGIN OF ERROR.

         THE INTERNAL RATE OF RETURN ON THE FIRST UNION-WACHOVIA DEAL TO THE WACHOVIA SHAREHOLDERS IS 21%. THAT IS 25% GREATER FOR WACHOVIA SHAREHOLDERS COMPARED TO THE 15 TO 17% IRR IN THE SUNTRUST OFFER. A 25% DIFFERENCE IN RETURNS TRANSLATES TO A MAJOR ADVANTAGE OF EARNINGS PER SHARE OVER THE LONG TERM.

         WE ANTICIPATE AT FIRST UNION THAT IT WILL TAKE US 1.6 YEARS TO OFFSET OUR MERGER EXPENSE THROUGH EXPENSE EFFICIENCIES THAT WE HAVE OUTLINED VERSUS 4.5 YEARS IN THE SUNTRUST WACHOVIA MERGER.

         THERE IS ANOTHER KEY, COMPELLING REASON OUR DEAL IS SUPERIOR. WE'LL BEGIN TO GENERATE EXCESS CAPITAL MUCH MORE QUICKLY. TO BE CONSERVATIVE, LET'S SAY THAT WE TAKE THREE YEARS TO GENERATE CAPITAL FROM COST SAVINGS IN EXCESS OF OUR MERGER EXPENSES.

         THAT'S A FULL DECADE -- THAT'S RIGHT, A DECADE SOONER THAN SUNTRUST WILL GENERATE INCREMENTAL CAPITAL AS A RESULT OF THEIR DEAL. SAID ANOTHER WAY, THE ONE-TIME COSTS RELATED TO SUNTRUST'S PROPOSAL, AND I'M REFERRING TO THE AFTER-TAX RESTRUCTURING CHARGES, THE OPTION PAYMENT AND THE DIVIDEND INCREASE, WOULD WIPE AWAY ANY POTENTIAL NET CAPITAL CREATION THAT'S IN THE DEAL FOR 13 YEARS.

         SPEAKING OF THE DIVIDEND INCREASE THAT SUNTRUST HAS PROPOSED, IT'S TIME TO DO THE MATH ON THAT, AS WELL. AS NOTED IN OUR PRESS RELEASE, THE CUMULATIVE DIVIDEND PAYMENTS TO WACHOVIA SHAREHOLDERS THROUGH 2004 IS IDENTICAL UNDER OUR MERGER IN THE SUNTRUST OFFER, $6.82 ON A PRESENT-VALUE BASIS.

         OUR MERGER AGREEMENT INCLUDES A ONE-TIME SPECIAL 48 CENTS PER SHARE TO WACHOVIA SHAREHOLDERS IN ADVANCE. THIS PAYMENT MAKES OUR CUMULATIVE DIVIDEND PAYMENTS TO WACHOVIA SHAREHOLDERS IDENTICAL TO SUNTRUST'S PROPOSAL. BUT SUNTRUST DOES NOT MENTION THIS IN THEIR COMPARISONS OF OUR OFFER.

         ADDITIONALLY, WE PROJECT A 34% DIVIDEND PAYOUT RATIO ON OUR CASH EARNINGS VERSUS THE OVER 40% PAYOUT REQUIRED BY SUNTRUST TO MAKE WACHOVIA SHAREHOLDERS

WHOLE. TO ACHIEVE THIS PAYOUT RATIO, SUNTRUST HAS PROPOSED A 39% INCREASE IN ITS DIVIDEND.

         LET ME PUT THAT IN CONTEXT. SUNTRUST, WHICH IN THEIR PROPOSED DEAL WITH WACHOVIA, WOULD BE STARTING FROM A WEAKER TIER ONE CAPITAL BASE THAN OURS, HAS PROPOSED A HOSTILE, RISKY ACQUISITION REQUIRING ALMOST $2 BILLION IN ONE-TIME CHARGES, WHICH GENERATES NO INCREMENTAL EXCESS CAPITAL FOR OVER 10 YEARS.

         WHERE'S THE VALUE FOR THE SUNTRUST SHAREHOLDERS IN THAT DEAL?

         FINALLY, LET'S DISCUSS CREDIT QUALITY. SUNTRUST SAYS THAT THEIR PROPOSAL CREATES A COMPANY THAT IS BETTER POSITIONED FROM A CREDIT PERSPECTIVE.

         HERE ARE THE FACTS. OUR PORTFOLIO WILL BE MUCH MORE DIVERSIFIED BY GEOGRAPHY, BY PRODUCT AND BY INDUSTRY CONCENTRATION. WE WILL HAVE A SMALLER CONCENTRATION, MUCH SMALLER CONCENTRATION OF REAL ESTATE LOANS IN THE FIRST UNION-WACHOVIA MARRIAGE THAN IN THE PROPOSAL FROM SUNTRUST. AND OPERATIONAL RISK IN THE SUNTRUST MERGER WILL BE EXTREMELY HIGH. A HOSTILE TAKEOVER OF A COMPANY THREE-QUARTERS THEIR SIZE, OPERATIONAL RISKS ABOUND FROM THAT INTEGRATION.

         FOURTH, LET ME SPEND A MOMENT NOW ON THE TREMENDOUS STRATEGIC FIT BETWEEN FIRST UNION AND WACHOVIA.

         THIS COMBINATION CREATES A DISTRIBUTION POWERHOUSE AT BOTH THE REGIONAL AND NATIONAL LEVELS. THE NEW WACHOVIA WILL BE THE LEADING EAST COAST DISTRIBUTION FRANCHISE SPANNING HIGH DENSITY, HIGH WEALTH MARKETS IN THE MID-ATLANTIC AND THE HIGH GROWTH AREAS OF THE SOUTHEAST.

         THE NEW WACHOVIA WILL BE A LEADER IN EACH OF ITS MARKETS. WE WILL HAVE THE NUMBER ONE DOMESTIC DEPOSIT SHARE ON THE EAST COAST. WE'LL BE A LEADING PLAYER IN 7 OF THE TOP 10 METROPOLITAN MARKETS IN THAT GEOGRAPHY. WE WILL HAVE $115 BILLION IN DEPOSITS IN MSAs, AND WE WILL RANK EITHER NUMBER ONE OR TWO IN DEPOSIT SHARE, ALMOST TWICE THE $63 BILLION PROJECTED BY THE HOSTILE SUITOR HERE.

         IN FACT, WE WILL HAVE NUMBER ONE, TWO OR THREE MARKET SHARE IN ALMOST EVERY MSA IN THE SUBURBS IN NEW YORK CITY TO KEY WEST, FLORIDA.

         OUR MULTIPLE DISTRIBUTION CHANNELS WILL HELP US CAPTURE AND SERVE A BROADER CUSTOMER BASE WITH TAILORED DELIVERY TO ALMOST 20 MILLION CUSTOMERS IN 47 STATES.

         COMPARE THAT TO THE HOSTILE PROPOSAL WHICH WOULD OFFER MONOLINE DISTRIBUTION WITH LIMITED PRODUCT CROSS-SELL OPPORTUNITIES IN SEVEN STATES AND WASHINGTON, D.C.

         I SUGGEST TO YOU THAT THE SUNTRUST PROPOSAL IS ABOUT GETTING BIGGER NOT BETTER.

         NOW, CONCERNING INTEGRATION RISKS, I WOULD LIKE TO MAKE A FEW POINTS.

         WE'RE TIRED OF READING THAT WE STUMBLED ON A SERIES OF MERGER INTEGRATIONS. WE ACKNOWLEDGE THAT WE HAD PROBLEMS WITH THE CORESTATES INTEGRATION, AND WE'VE LEARNED FROM THOSE MISTAKES. WE CORRECTED THOSE MISTAKES, AND WE'RE MOVING FORWARD.

         BUT WHAT HAS BEEN IGNORED IS THE TOTAL TRACK RECORD THAT FIRST UNION HAS WHEN IT COMES TO ACQUISITIONS AND INTEGRATIONS.

         THE TRUTH IS, OVER THE PAST 17 YEARS, WE CONVERTED MORE THAN 2,000 OPERATING SYSTEMS, 4,000 BRANCHES TO A COMMON PLATFORM WHILE AT THE SAME TIME UPDATING EVERY MAJOR SYSTEM TO THE STATE-OF-THE-ART TECHNOLOGY.

         DURING THE PAST 15 YEARS, SINCE INTERSTATE MERGERS WERE ALLOWED, WE'VE ACQUIRED 81 BANKING INSTITUTIONS, AND 80 OF THOSE 81 INSTITUTIONS WERE CONVERTED WITHOUT ANY MEANINGFUL CONVERSION PROBLEMS.

         IN ADDITION, WE'VE ACQUIRED 10 BROKER DEALERS AND INVESTMENT ADVISERS FLAWLESSLY.

         SUNTRUST HAS NOT BEEN AN ACTIVE ACQUIRER DURING THE 17-YEAR PERIOD.

         IN FACT, THEY HAVE COMPLETED ONLY TWO MERGERS DURING THAT PERIOD AT A VALUE OF OVER $1 BILLION.

         THAT DOES NOT PREPARE THEM TO CONVERT A BANK THREE-QUARTERS THEIR SIZE IN A HOSTILE ENVIRONMENT.

         NOW, LET'S DEAL WITH THE CONTENTION THAT OUR DEAL WOULD BE MORE DISRUPTIVE TO CUSTOMERS.

         LET ME ASSURE YOU THE HIGHEST PRIORITY GUIDING OUR JOINT MERGER INTEGRATION PLANNING PROCESS IS RETAINING OUR CUSTOMERS. DURING EVERY INTEGRATION MEETING FOR THE LAST MONTH WITH WACHOVIA, THE FIRST THING OUT OF EVERYONE'S MOUTH IS, HOW WILL THIS AFFECT OUR CUSTOMERS? IN A WORD, I TELL YOU THAT IT WILL BE POSITIVE.

         OUR MERGER IS ABOUT OFFERING MORE CONVENIENCE TO OUR CUSTOMERS GOING FORWARD. THE HOSTILE BIDDER WANTS YOU TO BELIEVE THAT OUR DEAL WOULD BE MORE DISRUPTIVE TO CUSTOMERS THAN THEIR OWN UNSOLICITED OFFER.

         BUT WE ANTICIPATE MINIMAL DIVESTITURES AND MORE THAN 65% OF THE WACHOVIA AND FIRST UNION BRANCH CLOSURES ARE WITHIN ONE HALF MILE OF EACH OTHER, AND THIS COMPARES TO LESS THAN 25% OF THE SUNTRUST BRANCHES.

         THAT MEANS MORE CONVENIENCE AND MORE POINTS OF CONTACT FOR OUR CUSTOMER BASE.

         LET ME EMPHASIZE THAT WE'RE DETERMINED TO CONDUCT THIS TRANSITION IN SUCH A WAY THAT PRODUCES THE LEAST POSSIBLE INCONVENIENCE TO OUR CUSTOMERS.

         YOU ALSO MAY HAVE NOTICED THAT SUNTRUST HAS NOT DISCUSSED COMPARISONS WITH FIRST UNION WHEN THESE COMPARISONS PUT THEM AT A DISADVANTAGE. THEY TOUT THAT THEY HAVE AN EXCELLENT WEALTH MANAGEMENT FRANCHISE, BUT THEY DON'T MENTION THAT IT PALES IN COMPARISON TO FIRST UNION'S.

         THE FIRST UNION-WACHOVIA COMBINATION WILL BE ONE OF THE LARGEST COMPETITORS IN BOTH ASSET AND WEALTH MANAGEMENT AND IN THE BROKERAGE BUSINESS.

         WE'LL HAVE TWICE THE ASSETS UNDER MANAGEMENT, THREE TIMES THE MUTUAL FUNDS AND OVER 10 TIMES THE NUMBER OF LICENSED BROKERS.

         THEY WOULD LACK SUFFICIENT SCALE TO COMPETE EITHER REGIONALLY OR NATIONALLY IN WEALTH MANAGEMENT OR BROKERAGE.

         ANOTHER STRATEGIC ADVANTAGE TO OUR DEAL IS THAT IT PRODUCES A HIGHER GROWTH BUSINESS MIX. A SIGNIFICANTLY HIGHER PERCENTAGE OF THE FIRST UNION-WACHOVIA EARNINGS WILL BE GENERATED BY FASTER GROWTH AND LESS CAPITAL INTENSIVE ASSET AND WEALTH MANAGEMENT, BROKERAGE AND CAPITAL MARKETS BUSINESSES

THAN IN THE OTHER OFFER.

         WE BELIEVE THAT BASED ON BUSINESS MIX CONTRIBUTION, FIRST UNION-WACHOVIA COULD BE EXPECTED TO GROW AT A 10 TO 12% PLUS RANGE OVER THE LONG TERM VERSUS SUNTRUST'S OFFERED GROWTH RATE OF LESS THAN 9%.

         NOW, A LOT HAS BEEN MADE ABOUT THE SUPPOSED CULTURAL DIFFERENCES BETWEEN WACHOVIA AND FIRST UNION, AND HOW THE CULTURES BETWEEN WACHOVIA AND SUNTRUST ARE MORE SIMILAR.

         I'D LIKE TO MAKE THREE POINTS ABOUT THAT.

         FIRST, PHIL HUMANN SAID IN HIS PRESENTATION TO ANALYSTS ON MONDAY THAT SUNTRUST HAS BEEN TRYING TO DO THIS DEAL UNSUCCESSFULLY FOR HALF OF HIS CAREER. THAT'S 16 YEARS. AND THAT SHOULD TELL YOU SOMETHING ABOUT THE CULTURAL FIT BETWEEN WACHOVIA AND SUNTRUST.

         SECOND, WE'VE ADMIRED OUR WACHOVIA COUNTERPARTS FOR YEARS AS TOUGH COMPETITORS AND SINCE WE STARTED INTEGRATION PLANNING WITH THEM A MONTH AGO, WE'VE GAINED EVEN MORE RESPECT FOR THEIR INTEGRITY AND VALUES, THEIR SKILLS AND PROFESSIONALISM AND THEIR SIMILAR STRATEGIC PLAN TO OURS.

         WE'VE SEEN EXCEPTIONAL COOPERATION OVER THAT ONE-MONTH PERIOD. WE'VE BEEN ABLE TO ELIMINATE DUPLICATE PROJECTS AND ALIGN EXPENSE MANAGEMENT AND PROCUREMENT PROGRAMS. WE'VE MADE EXCEPTIONAL PROGRESS AND INTEGRATION PLANNING AS EVIDENCED BY THE ANNOUNCED EXECUTIVE MANAGEMENT TEAMS AND STATE AND REGIONAL GEOGRAPHIC LEADERSHIP TEAMS.

         THIRD, THROUGH OUR TOWN HALL MEETINGS AND OTHER EVENTS WITH EMPLOYEE GROUPS FROM BOTH COMPANIES, WE'VE SEEN DEMONSTRABLE EMPLOYEE SUPPORT AND ENDORSEMENT FOR THE FIRST UNION-WACHOVIA MERGER.

         IN SHORT, WE BELIEVE OUR COMBINATION CREATES A COMPELLING BUSINESS PHILOSOPHY AND CULTURE TOGETHER, AND CONTRAST THAT WITH THE HAVOC OF A HOSTILE TAKEOVER.

         SUNTRUST'S COMBINATION WOULD RESULT IN INADEQUATE SCALE IN A MAJORITY OF NON-BANKING BUSINESSES CREATING THE NEED FOR AN ACQUISITION STRATEGY TO FILL OUT THEIR PRODUCT MIX. THEIR HOSTILE OFFER FAILS TO MEANINGFULLY CREATE SCALE AND PRODUCT STRENGTH IN BROKERAGE, MUTUAL FUNDS AND IN INSURANCE DISTRIBUTION.

         ALL CRITICAL TO THE FUTURE OF FINANCIAL SERVICES. IT WOULD BE A SUBSCALE CAPITAL MARKETS PLATFORM, WHICH WOULD REQUIRE MATERIAL FUTURE INVESTMENT AND THEREFORE, INCREASED RISKS.

         AND THE SIGNIFICANT INCREASE IN THE DIVIDEND AT ONE OF THE INDUSTRY'S HIGHEST PAYOUT RATIOS CREATES A WEAKENED CAPITAL STRUCTURE THROUGH WHICH TO GROW THROUGH ACQUISITION IN THE FUTURE.

         I THINK THE IMPLICATIONS OF A HOSTILE CORPORATE TAKEOVER LIKE SUNTRUST PROPOSES ARE WELL UNDERSTOOD IN OUR INDUSTRY. SO I WON'T GO INTO THAT FURTHER HERE EXCEPT TO SAY THAT THE PREMIUM IN THEIR HOSTILE ATTEMPT, WHICH TODAY STANDS AT ABOUT 5.5% WOULD NOT EVEN BEGIN TO COMPENSATE FOR THE TREMENDOUS INTEGRATION RISKS SUCH A HOSTILE TRANSACTION WOULD CREATE.

         OPPORTUNITIES LIKE THE FIRST UNION-WACHOVIA DEAL DON'T COME AROUND VERY OFTEN. WE HAVE AN INCREDIBLE OPPORTUNITY TO CREATE A COMPANY THAT BRINGS THE BEST TALENT, THE BEST PRODUCTS, THE BEST SERVICES, THE MOST CONVENIENCE INTO AN OUTSTANDING VALUE PROPOSITION.

         WE'RE GOING TO CREATE WITH WACHOVIA A BEST IN CLASS FINANCIAL SERVICES INSTITUTION, THE MOST CONVENIENT, THE MOST RELIABLE, THE FRIENDLIEST, THE MOST INTERESTED IN OUR CUSTOMERS, THE SAVVIEST.

         I BELIEVE IT IS A NEW PARADIGM IN MERGERS.

         IT'S IN-MARKET.

         IT HAS MODEST, ACHIEVABLE COST SAVES OVER A THREE-YEAR TIME PERIOD.

         IT IS SIGNIFICANTLY ACCRETIVE TO BOTH SETS OF SHAREHOLDERS BEGINNING DAY ONE, AND IT IS FOCUSED FOREMOST ON CUSTOMER RETENTION.

         I THANK YOU FOR YOUR TIME AND ATTENTION, AND AT THIS POINT, BOB KELLY AND I WOULD BE HAPPY TO TAKE YOUR QUESTIONS.

         >>MIKE: FOR THE FIRST UNION PEOPLE, IF YOU COULD, REPEAT ANY QUESTIONS THAT ARE ASKED.

         LET'S START WITH THE FIRST ONE.
         ONE POINT THAT SUNTRUST MADE IN THEIR PRESENTATION THEY SAID, QUOTE, THEIR HOUSE IS IN ORDER

MORE THAN YOURS.
         HOW DO YOU RESPOND TO THAT COMMENT FROM SUNTRUST?

         >>KEN: MIKE WAS ASKING WHY WE THINK OUR HOUSE WAS IN ORDER AND SUNTRUST SAYS THEIRS IS MORE IN ORDER THAN OURS. THE WAY I WOULD ANSWER THAT, MIKE, IS WE FEEL COMPLETELY CONFIDENT THAT OUR HOUSE IS IN ORDER. WE ANNOUNCED THE RESTRUCTURING ON JUNE 22nd OF LAST YEAR. WE HAVE DONE EVERYTHING THAT WE SAID WE WOULD DO IN THAT RESTRUCTURING. WE HAVE COMPLETED IT ON TIME, AHEAD OF SCHEDULE AND OVER THE LAST THREE QUARTERS, WE HAVE MADE THE NUMBERS THAT WE SAID WE WOULD MAKE.

         WE'RE GROWING IN OUR GENERAL BANK. WE'VE GONE FROM THE CORESTATES INTEGRATION ISSUES WHERE WE WERE LOSING DEPOSITS TO WHERE WE'RE GROWING DEPOSITS.

         WE'RE GROWING DEPOSITS AND INVESTMENT PRODUCTS AT THE SAME TIME, WHICH SHOWS THAT WE ARE INCREASING SHARE OF WALLET WITH OUR CUSTOMERS.

         OUR CAPITAL MANAGEMENT DIVISION HAS, WE THINK, OUTPERFORMED MANY IN THAT BUSINESS, AND THE MARKET WAS SUFFERING EARLIER IN THE YEAR, AND WE THINK THAT IT WILL CONTINUE TO GROW MORE THAN A 15% KIND OF GROWTH RATE THAT IT HAS DONE OVER THE LAST FIVE YEARS; AND IN CAPITAL MARKETS, WE'VE DONE, I THINK, AN EXCELLENT JOB OF RATIONALIZING THE EXPENSE BASE THERE AND AS THE MARKETS PICK UP, WE THINK WE'RE GOING TO GET A SIGNIFICANT REVENUE LIFT OUT OF THAT LINE OF BUSINESS.

         SO IT'S BUSINESS AS USUAL AT FIRST UNION, AND THAT'S WHY WE THOUGHT WE WERE READY TO TAKE ON THE INTEGRATION ISSUES RELATED TO THE WACHOVIA MERGER.
         [ INAUDIBLE QUESTION ]

         >>KEN: WE WILL.

         THE QUESTION WAS, WE'VE HAD SUCCESS IN THE PAST IN GOING TO A ONE-SYSTEM PLATFORM, AND WHAT WILL BE THE STRATEGY AS WE MERGE WITH WACHOVIA, AND THE ANSWER IS, THEY'RE ON A ONE-SYSTEM PLATFORM.

         WE'RE ON A ONE-SYSTEM PLATFORM. WE'RE ALREADY, IN OUR INTEGRATION PLANNING, LOOKING AT THE VARIOUS SYSTEMS -- THEIR GENERAL LEDGER, OUR GENERAL LEDGER, THEIR BROKERAGE SYSTEM, OUR BROKERAGE SYSTEM. WE WILL MAKE DECISIONS LITERALLY ON WHICH IS THE BEST SYSTEM, AND WE WILL CONVERT, BUT WE'RE GOING TO TAKE OUR TIME ON THESE CONVERSIONS.

         WE'RE GOING TO PICK THE BEST SYSTEM, AND WE'RE CONVERTING OVER A 2 1/2, 3-YEAR TIME FRAME. WE'LL BE ABLE TO DO IT VERY METHODICALLY WITH A LOT OF CARE AND WE'LL DO IT SO IT WILL NOT IMPACT CUSTOMERS. JEAN DAVIS FROM WACHOVIA WILL BE HEAD OF TECHNOLOGY AND OPERATIONS AT THE NEW COMPANY.

         SHE'S VERY IMPRESSIVE AND WORKING VERY CAREFULLY WITH THE PEOPLE AT FIRST UNION ON THAT SIDE, AND WE'RE ALREADY GOING DOWN THE ROAD.

         [ INAUDIBLE QUESTION ]

         >>KEN: YES.

         WE'RE LOOKING AT SYSTEMS AND TRYING TO DETERMINE, YOU KNOW, WHICH OF THE VARIOUS SYSTEMS ARE THE RIGHT ONES, AND WE'VE GOT TIME.

         >>MIKE: LET ME JUST ASK ANOTHER QUESTION.

         THIS IS MIKE. HOW DOES THIS THING PLAY OUT? I MEAN, WHAT'S YOUR MOST LIKELY SCENARIO? WE HAD THE WELLS SCENARIO A FEW YEARS AGO AND NOW WE HAVE THIS ONE. IS THIS GOING TO TAKE 18 MONTHS? IS IT GOING TO TAKE A MONTH? WHAT'S YOUR BEST GUESS?

         >>KEN: MIKE, I DON'T WANT TO PREDICT WHAT HAPPENS HERE. WE'VE GOT A VALID, BINDING AGREEMENT WITH WACHOVIA. WE THINK IT IS A GREAT DEAL, AS I'VE JUST WALKED THROUGH, AND WE EXPECT TO END UP WITH THE MERGER OF EQUALS BETWEEN WACHOVIA AND FIRST UNION.

         >> WELL, THE SAME QUESTION I ASKED SUNTRUST THE OTHER DAY, HOW COMMITTED ARE YOU TO THIS DEAL? I MEAN, IS THERE A BIDDING WAR HERE? BOTH SIDES' BIDDING COULD BECOME THE WINNER'S CURSE.

         >>KEN: WE'RE COMMITTED TO THE DEAL.

         WE UNDERSTAND SHAREHOLDER VALUE, AND BEYOND THAT, I DON'T WANT TO TALK ABOUT WHAT OUR STRATEGY WOULD BE.

         [ INAUDIBLE QUESTION ]

         >>KEN: THE QUESTION WAS, WHAT ARE THE THREE THINGS I WOULD SAY TO FIRST UNION SHAREHOLDERS THAT MAKES THIS DEAL DIFFERENT THAN THE CORESTATES EXPERIENCE, AND I WOULD SAY, NUMBER ONE, VERY REASONABLE ECONOMICS, WHICH ALLOW US TO BE CONSERVATIVE IN COST

REDUCTIONS. IT ALLOWS US TO TAKE OUR TIME IN INTEGRATING THE TWO COMPANIES SO THAT WE CAN DO IT SEAMLESSLY FOR CUSTOMERS, AND IT WILL ALLOW US TO GENERATE SIGNIFICANT EXCESS CAPITAL GOING FORWARD WHICH WE CAN USE TO REINVEST IN OUR BUSINESS, MAKE ACQUISITIONS IN THE ASSET MANAGEMENT, WEALTH MANAGEMENT AREA OR BUY BACK STOCK, SO THAT WOULD BE, I BELIEVE, THE KEY THINGS THAT WOULD -- THAT I WOULD SAY ARE DIFFERENT.

         >>BOB: BOB KELLY HERE. I WOULD REMIND EVERYONE THAT THE CORESTATES DEAL WAS A VERY SIGNIFICANT PREMIUM OVER MARKET, AND THAT FORCED ECONOMICS THAT REQUIRED, IN THEORY, AT LEAST, GETTING OVER 40% OF THE COST IN THE FIRST YEAR. WE'RE TALKING ABOUT LESS THAN THAT OVER THREE YEARS, AS WELL AS SIGNIFICANT REVENUE ENHANCEMENTS, AND WE'VE BUILT NOTHING IN FOR THAT.

         >>KEN: AND WE DID THAT HAVE BUILT INTO THE CORESTATES NUMBERS.

         >> RIGHT. AND WE ARE CLEARLY LISTENING TO CUSTOMERS AND OUR PEOPLE IN THE FIELD, AND WE DIDN'T HAVE THAT LUXURY BEFORE.

         >>KEN: WE BELIEVE THAT THIS IS THE NEW PARADIGM THAT'S GOING TO BE TAKING PLACE OVER THE YEARS AHEAD. DEALS WILL BE LOW PREMIUM, AND THEREFORE, CREATING GREAT EPS ACCRETION IN THE SHORT-TERM.

         >>BOB: FOR BOTH SIDES.

         [ INAUDIBLE QUESTION ]

         >>KEN: CAN WE PUT AN END TO SPECULATION ON THE CREDIT CARD DEAL, AND THE ANSWER IS, NO, I CAN'T, AND WON'T COMMENT ON THAT.

         [ INAUDIBLE QUESTION ]

         >>KEN: WELL, IT'S PRETTY EARLY.

         >>MIKE: THE QUESTION IS, WHAT IF THE STOCK DOESN'T GO UP TO RECOGNIZE THE VALUE OF THIS DEAL, WHAT HAPPENS?

         >>KEN: AGAIN, I'M NOT GOING TO SPECULATE ON WHAT OUR STRATEGY WILL BE GOING FORWARD. I WOULD JUST SAY THAT SINCE THE SUNTRUST ANNOUNCEMENT, YOU KNOW, IT'S GONE FROM 17% PREMIUM TO A 5% PREMIUM, AND WE LIKE WHAT'S HAPPENING WITH THE STOCKS RIGHT NOW, AND WE WILL

ASSESS AS WE GO ALONG.

         >>Mike: I THINK A NEW POINT YOU'RE BRINGING UP TODAY. YOU HAVE 17 YEARS OF ACQUISITION EXPERIENCE AND THAT WOULD BE A POSITIVE.

         YOU DON'T HAVE ALL THE SAME PARTS IN PLACE, THOUGH. SOME OF THE PEOPLE HAVE LEFT OVER THIS PERIOD AND SOME ARE STILL THERE. CAN YOU ELABORATE ON THAT POINT A LITTLE MORE?

         >>KEN: I THINK WHAT I WOULD SAY IS IF YOU LOOK AT THE SENIOR MANAGEMENT TEAM AT FIRST UNION, THE TOP 10 OR SO PEOPLE, ABOUT HALF OF THEM CAME FROM OUTSIDE AND ABOUT HALF OF THEM HAVE GROWN UP WITH THE COMPANY. VERY FEW OF THEM ARE IN THE SAME JOBS THAT THEY WERE IN FIVE YEARS AGO. IT IS A MANAGEMENT TEAM THAT HAS BEEN IN PLACE SINCE EARLY OR LATE 1999, EARLY 2000. I THINK IF YOU LOOK AT THE RESTRUCTURING THAT WE WENT THROUGH, IT'S A VERY GOOD INDICATION OF THE KIND OF TALENT AND SKILL SET THAT THAT MANAGEMENT TEAM HAS, AND I THINK IF YOU LOOK AT THE TERMS OF THE WACHOVIA TRANSACTION, IT'S A GOOD EXAMPLE OF THE KIND OF FINANCIAL DISCIPLINE THAT THIS MANAGEMENT TEAM IS GOING TO HAVE GOING FORWARD.

         LAST THING I WOULD SAY, MIKE, IS WE ARE BEING AUGMENTED THROUGH A MERGER OF EQUALS WITH AN EXTREMELY TALENTED MANAGEMENT TEAM FROM WACHOVIA, AND I JUST CAN'T TELL YOU HOW EXCITED WE ARE ABOUT OUR NEW MANAGEMENT COMMITTEE, WHICH INCLUDES PEOPLE LIKE STAN KELLY AND JEAN DAVIS AND DON TRUSLO AND PAUL GEORGE, AND, OBVIOUSLY, BUD BAKER; AND AS GENE LUDWIG SAID EARLIER, THIS IS ABOUT TALENT, AND WE THINK WE ARE PUTTING TOGETHER TWO GREAT MANAGEMENT TEAMS THAT ARE GOING TO BE BETTER OFF BECAUSE OF THE COMBINATION OF THAT TALENT. .

         [ INAUDIBLE QUESTION ]

         >>KEN: NO, WE DON'T NEED THIS DEAL TO CREATE SHAREHOLDER VALUE.

         WE ARE ON TRACK WITH THE PLAN WE PUT IN PLACE. I THINK FROM LATE DECEMBER THROUGH THE DAY THAT WE ANNOUNCED THIS DEAL, WE HAD ONE OF THE TOP-PERFORMING BANK STOCKS, AND I THINK THAT'S IN RECOGNITION OF THE TRACK RECORD THAT WE'RE PUTTING IN PLACE, BUT I WILL SAY THIS. THIS DEAL IS INCREDIBLY VALUE ENHANCING, AND SO WE WANT THIS DEAL VERY BADLY.

         THIS DEAL WILL CREATE VALUE FOR OUR SHAREHOLDERS AND WACHOVIA SHAREHOLDERS. IT'S NOT SOMETHING THAT WE HAVE TO HAVE. [ INAUDIBLE QUESTION ]

         >>KEN: YOU KNOW, WE AND WACHOVIA, ARE PARTNERS BUT I DON'T THINK IT'S FAIR FOR ME TO SPEAK ABOUT WACHOVIA'S RESPONSE AT THIS POINT BECAUSE WE'VE NOT YET MERGED, AND THEY'VE GOT RESPONSIBILITIES THAT THEY NEED TO TAKE RESPONSIBILITY FOR AND NOT HAVE ME SPEAK FOR THEM RIGHT NOW.

         [ INAUDIBLE QUESTION ]

         >>KEN: RIGHT.

         QUESTION WAS, WHAT ARE WE DOING TO ENSURE THAT WE DON'T HAVE ISSUES LIKE WE HAD AFTER THE CORESTATES CONVERSION? AND WHAT ARE WE GOING TO DO IN PHILADELPHIA GOING FORWARD? NUMBER ONE, I WOULD SAY IN PHILADELPHIA GOING FORWARD, WE WANT TO CONTINUE DOING WHAT WE'RE DOING RIGHT NOW, WHICH IS GROWING. WE'RE VERY HAPPY WITH THAT MARKET. IT IS ONE OF THE MOST IMPORTANT MARKETS THAT WE OPERATE IN, AND WE'VE GOT GREAT TRENDS GOING ON IN DEPOSIT GROWTH AND EARNINGS GROWTH AND SALES MOMENTUM, AND WE'RE VERY HAPPY IN PHILADELPHIA.

         WHAT WE ARE GOING TO DO TO MAKE SURE THAT WE DON'T HAVE INTEGRATION PROBLEMS LIKE WE HAD THERE IS WE'RE GOING TO BE VERY METHODICAL AND VERY DELIBERATE AS WE GO THROUGH THIS MERGER INTEGRATION AND THE ECONOMICS OF THE DEAL ALLOW US TO DO IT VERY SLOWLY AND VERY METHODICALLY, AND WE'RE GOING TO BE TESTING WITH CUSTOMERS CONSTANTLY AS WE MAKE EVERY MOVE TO MAKE SURE THAT WE'RE DOING IT IN A WAY THAT WE'RE NOT GOING TO SUFFER A LOT OF CUSTOMER ATTRITION.

         AGAIN, I GO BACK TO BOB KELLY'S ANSWER. BECAUSE OF THE COST SAVES THAT ARE REQUIRED HERE VERSUS THAT DEAL, WE'RE GOING TO TAKE THREE YEARS TO MAKE THIS WORK, AND THERE, WE HAD TO DO IT IN LESS THAN 12 MONTHS. THAT IS A COMPLETELY DIFFERENT SCENARIO, AND ONE THAT WE ARE 100% CONFIDENT WILL WORK VERY WELL.

         [ INAUDIBLE QUESTION ]

         >>KEN: I'M GOING TO ASK BOB KELLY TO TALK ABOUT THAT.

         >>BOB: SURE. THE QUESTION IS, IS THERE A

BREAK-UP FEE INVOLVED? YES, THERE IS. IT'S INCLUDED IN THE S-4 FILING IN EXQUISITE DETAIL, AND I WON'T GO THROUGH THE MAJOR CALCULATIONS, BUT YOU SHOULD THINK IN TERMS OF A FLOOR TO CEILING OF $440 MILLION AND $780 MILLION RESPECTIVELY AND FLIP-IN AND FLIP-OVER PROVISIONS, TWO VERY DIFFERENT ASPECTS, WHICH CREATES A HUGE ECONOMIC VALUE, AND WE FEEL VERY COMFORTABLE WITH THIS INSTRUMENT, AND IT'S NOT MATERIALLY DIFFERENT FROM ANYTHING THAT'S BEEN USED IN THE PAST.

         [ INAUDIBLE QUESTION ]

         >>KEN: I'M NOT SURE I UNDERSTAND YOUR QUESTION. YOU SAID -- I MENTIONED THAT IT TOOK -- SUNTRUST HAS BEEN WORKING ON THIS DEAL FOR 16 YEARS, AND DID WE TAKE ANY ACTION --

         >>MIKE: I THINK THE QUESTION IS BASICALLY, DIDN'T YOU KIND OF ANTICIPATE THIS COULD HAPPEN SINCE THEY WERE TRYING TO DO THIS DEAL FOR, I GUESS, THE LAST 16 YEARS? HOW DID YOU HANDLE THAT POTENTIAL THREAT WHEN YOU NEGOTIATED THE DEAL?

         >>KEN: WE WERE NEGOTIATING WITH BUD BAKER AND WITH THE WACHOVIA MANAGEMENT TEAM AND ULTIMATELY WITH THE WACHOVIA BOARD.
WE PUT A DEAL TOGETHER THAT IS COMPELLING FINANCIALLY AND COMPELLING STRATEGICALLY.
WE CERTAINLY HOPED THERE WOULDN'T BE A HOSTILE ATTEMPT, BUT THERE IS, AND WE SIMPLY ARE GOING TO STAND BY OUR DEAL AND SEE IT THROUGH TO CONSUMMATION. IT'S THE BEST DEAL FOR THE WACHOVIA SHAREHOLDERS.

         [ INAUDIBLE QUESTION ]

         >>KEN: THE QUESTION WAS, IN THE SPIRIT OF THE CONFERENCE, ABOUT THE EVOLVING FINANCIAL INDUSTRY, WHERE DO I SEE FIRST UNION IN FIVE YEARS, AND I THINK WE'VE LAID OUT OUR STRATEGY, AND IT WILL BE TO BE A FINANCIAL SERVICES SUPERMARKET UP AND DOWN THE EAST COAST WITH STRONG MARKET SHARE WHERE WE'RE PROVIDING NOT JUST TRADITIONAL BANKING SERVICES FOR OUR RETAIL CUSTOMERS BUT ALSO ALL THE WEALTH MANAGEMENT PRODUCT LINE THAT THEY COULD WANT.

         WE SEE A STRONG EMPHASIS IN CAPITAL MANAGEMENT AND WEALTH MANAGEMENT. WE SEE TREMENDOUS WEALTH PASSING FROM ONE GENERATION TO THE NEXT OVER THE NEXT 10 YEARS. WE THINK WE ARE SITTING IN THE PERFECT GEOGRAPHY TO

RECOGNIZE TREMENDOUS INCOME GROWTH THERE. WE ALMOST SEE OURSELVES LIKE THE TOLL GATE THAT WARREN BUFFET TALKS ABOUT IN THAT REGARD. WE ARE MIDDLE MARKET ORIENTED FROM A CORPORATE AND COMMERCIAL STANDPOINT, BUT, AGAIN, WE'VE GOT THE CAPABILITY AND THE PLATFORM TO OFFER ANYTHING FROM CHECKING ACCOUNT TO M&A ADVICE, TO EQUITY UNDERWRITING, TO INTEREST RATE PROTECTION.

         WE'VE GOT A FULL-SERVICE MENU THAT CAN DO A WONDERFUL JOB FOR TARGETED CLIENTS OF OURS AND WE SEE THAT AS A GROWTH PLATFORM. WE WILL AUGMENT IT WITH THE TREMENDOUS CAPITAL THAT WE'LL BE ABLE TO GENERATE AFTER THIS MERGER. WE WILL AUGMENT OUR MODEL BY MAKING SOME WEALTH MANAGEMENT ACQUISITIONS OVER TIME, I WOULD THINK. THEY WOULD BE SMALL, BUT THEY WILL ADD TO OUR CAPABILITY, AND WE WILL SIMPLY DO A BETTER AND BETTER JOB OF CROSS-SELLING TO OUR 19 MILLION CUSTOMERS UP AND DOWN THE EAST COAST. THERE'S TREMENDOUS GROWTH OPPORTUNITY FOR US WITHOUT GOING OUTSIDE OF THE CUSTOMER BASE.

         >>MIKE: THAT'S ALL THE TIME WE HAVE FOR FIRST UNION.

         THANK YOU FOR COMING TO THE CONFERENCE.

         >>KEN: THANK YOU, MIKE.

THE FOLLOWING IS A SUMMARY OF KEN THOMPSON'S SPEECH AT THE PRUDENTIAL SECURITIES-SPONSORED CONFERENCE HELD ON MAY 17, 2001, WHICH WAS POSTED ON FIRST UNION'S INTERNAL WEBSITE

                First Union and Wachovia: A Powerful Combination

A New Age Deal: better for Customers, Better for Employees, Better for
Shareholders:

         o        In-market

         o        Modest, achievable cost saves over a 3-year time frame

         o        Significantly accretive to both sets of shareholders

         o        Focused foremost on customer retention

First Union/Wachovia: A Strategic Fit

         o Distribution powerhouse at both the regional and national levels.

         o Leading east coast distribution franchise spanning high density, high wealth markets in the Mid-Atlantic and the high growth markets of the Southeast.

         o        Leader in each of its markets:

                  o        No. 1 in domestic deposit share on the East Coast.

                  o A leading player in 7 of our top 10 metropolitan markets.

                  o $115 billion deposits in MSAs where we will rank either No. 1 or No. 2 in deposit market share, almost twice the $63 billion total projected by the SunTrust unsolicited offer;

                  o No. 1, 2 or 3 market share in almost every MSA from the suburbs of New York City to Key West, Florida.

         o Multiple distribution channels will help capture and serve a broader customer base, with tailored delivery to almost 20 million customers in 47 states.

         o Compare that to SunTrust's hostile proposal, which would offer monoline distribution with limited product cross-sell opportunities in only 7 states and D.C.

First Union/Wachovia: Better for Employees

         o A lot has been made about the supposed "cultural" differences between Wachovia and First Union, and how the cultures between Wachovia and SunTrust are more similar.

         o Phil Humann laments not being able to do this deal with Wachovia in 16 years. That says something.

         o We've admired our Wachovia counterparts for years as tough competitors, and in meeting closely with them since our deal announcement for the past month, we've gained even more respect for their integrity and values, skills and professionalism.

         o        We've seen exceptional cooperation on all sides.

         o We've been able to eliminate duplicate projects and align expense management and procurement programs.

         o We've made exceptional progress in integration planning as evidenced by the announced executive management teams and state & regional General Banking teams.

         o Through our town hall meetings and other events, we've seen great employee support and endorsement of the First Union/Wachovia merger.

         o We believe our combination creates a compelling business philosophy and culture.

First Union/Wachovia: Better for Customers

         o        Our deal will be less disruptive to customers.

         o The highest priority guiding our joint merger integration planning process is retaining our customers.

         o        We offer more convenience to our customers.

         o SunTrust wants you to believe that our deal will be more disruptive than their hostile offer.

         o We anticipate minimal divestitures -- more than 65% of the Wachovia and First Union branch divestitures are within a mile of a First Union branch, meaning we will still have plenty of branches conveniently located to serve customers.

         o This compares to less than 25% of branch divestitures in the SunTrust hostile offer, which means they'll have fewer branches within a mile of each other and customers will have to travel further to conduct their banking business.

         o We offer more convenience and more points of contact for our customer base.

         o We are determined to conduct this transition in such a way that produces the least possible inconvenience to our customers.

Wealth Management Strengths:

         o SunTrust touts an excellent wealth management franchise -- but they don't mention that it pales in comparison to First Union's.

         o The new Wachovia will be one of the largest competitors in both asset and wealth management and brokerage business, with twice the assets under management, 3 times the mutual fund assets and 10 times the number of licensed brokers of SunTrust.

         o They would lack sufficient scale to compete, either regionally or nationally, in wealth management or brokerage.

Diversified Business Mix:

         o Another strategic advantage to our deal is that it produces a higher growth business mix.

         o Well over 50% of the First Union/Wachovia earnings would be generated by faster growth and less capital intensive asset and wealth management, brokerage and capital markets businesses.

         o Based on business mix contribution, First Union/Wachovia could be expected to grow at 10-12%+ over the long term --- versus SunTrust's offered growth rate of less than 9%.

First Union/Wachovia: Better For Shareholders

Stronger Revenue Growth:

         o Leveraging First Union's strong sales delivery model and Wachovia's esteemed customer service model. We expect to acquire new customers in virtually every market we're in based on our superior brand, market share, and customer value propositions, and one less competitor.

                  o The annual revenue impact of leveraging Wachovia's service model alone will be approximately $100 million (this assumes a 1% decrease in the attrition rate of our existing household base.)

         o Wachovia currently does not have licensed branch employees selling brokerage products and mutual funds. We anticipate licensing about 950 employees and, when we get Wachovia production to the level of current First Union employees production, that would produce $30 million in annual revenue.

                  o We expect hundreds of millions of dollars of net revenue enhancements once these "best of both" philosophies are implemented.

Greater cash earnings per share:

         o Accretion to Wachovia shareholders from SunTrust's hostile takeover attempt is approximately half the accretion provided in First Union offer.

         o We project cash earnings per share accretion for Wachovia shareholders of 15% in 2002, 17% in 2003 and 20% in 2004. Compare that with the cash earnings per share accretion to Wachovia shareholders suggested by SunTrust -- 3% in 2002, 5% in 2003 and 9% in 2004.

Higher Internal Rate of Return:

         o The internal rate of return in our deal is 21% -- 25% greater value potential for Wachovia's shareholders as compared with the 15% to 17% in the SunTrust offer. A 25% difference in returns translates to a major advantage of earnings per share over the long term.

         o Only 1.6 years to offset our merger expense through the expense efficiencies we have outlined -- versus 4.5 years in the SunTrust offer.

Greater Capital Generation:

         o Ability to generate some excess capital right away through deploying capital in the corporate market more efficiently.

                  o Will take new Wachovia no more than 3 years to generate capital from cost savings in excess of our merger expenses, and that's a decade sooner than SunTrust.

                  o Said another way, the one-time costs related to SunTrust's proposal (based on the after-tax restructuring charges, the option payment, and the dividend increase) wipe away any potential for net capital creation from cost savings for 13 years.

Better Dividend Payout:

         o The cumulative dividend payments to Wachovia shareholders through 2004 is identical under our merger and SunTrust's hostile offer -- $6.82 on a present value basis.

         o First Union merger agreement also includes a one-time special dividend of 48 cents to Wachovia shareholders -- in advance. This payment makes our cumulative dividend payments to Wachovia shareholders identical to SunTrust's proposal.

         o Project a 34% dividend payout ratio on our cash earnings, versus the over 40% payout required by SunTrust to make Wachovia shareholders whole.

         o To achieve this payout ratio, SunTrust has proposed a 39% increase in its dividend.

         o SunTrust has proposed a hostile, risky acquisition, requiring almost $2 billion in one-time charges, which generates no incremental excess capital for over 10 years.

Less Credit Risk:

         o SunTrust says that their proposal creates a company that is better positioned from a credit perspective.

         o Our portfolio will be much more diversified by geography, product and concentration.

         o We take a comprehensive approach to risk -- operational, market and credit.

         o And they would have a much higher concentration of commercial real estate loans -- and as you know, there is increasing concern in that area.

         o A hostile takeover of a company three-quarters their size, operational risks abound from that integration.

Smooth Integration:

         o We acknowledge we had problems in the CoreStates integration and we've learned from those mistakes.

         o What has been ignored, however, is our longer-term track record when it comes to acquisitions and integration.

         o Over the past 17 years of our 43-year acquisition history, we have converted more than 2,000 systems and 4,000 branches to common systems, while at the same time updating every major system to state-of-the art technology. We've retained the acquired bank's systems when those systems were superior to ours (international, for example, with CoreStates.)

         o During the past 15 years, since interstate mergers were allowed, we have acquired 81 banking institutions. Eighty of those 81 institutions were converted without any meaningful conversion problem. In addition we have acquired 10 broker/dealer & investment advisors flawlessly.

         o SunTrust hasn't been an active acquirer during this period. In fact, they have completed only two mergers during that period at a value of about $1 billion.

         o That does not prepare them to convert a bank three-quarters their size in a hostile environment.

The SunTrust Hostile Offer: Final Points to Ponder

         o Results in inadequate scale in a great majority of nonbanking businesses, creating a need for an acquisition strategy to fill out the product mix.

         o Fails to meaningfully create scale and product strength in brokerage, mutual funds, and insurance distribution -- all critical to the future of financial services.

         o Subscale capital markets platform, which would require material future investment and therefore increased risk.

         o And the significant increase in the dividend at one of the industry's highest payout ratios creates a weakened capital structure from which to grow through acquisition.

         o Premium in their hostile takeover attempt would not even begin to compensate Wachovia's shareholders for the tremendous integration risk such a hostile transaction would create.


The information presented herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in First Union's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission. In addition, in connection with the proposed transaction with Wachovia, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You may obtain a free copy of the registration statement and the joint proxy statement/prospectus, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the materials filed with the SEC by each of First Union and Wachovia on April 16, 2001, and will also be contained in the definitive joint proxy statement/prospectus.